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                                                                                                                  Exhibit 12

                                                               INDIANAPOLIS POWER & LIGHT COMPANY

                                                 COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                                                                  AND PREFERRED STOCK DIVIDENDS

                                                                   Years Ended December 31,                      Year to Date
                                                                (in thousands, except ratios)                    September 30
                                           ==================================================================    ============


                                              1992          1993          1994          1995          1996           1997
Fixed charges and preferred stock
   dividends, as defined:
   Interest on long-term debt              $  42,663     $  41,399     $  45,566     $  45,656     $  43,425      $  29,102
   Other interest                              1,251         2,305         1,497         4,728         3,638            994
   Amortization of debt premium
    expense -- net                               620           787         1,101         1,212         1,344          1,253
   Estimated interest factor
    attributable to rents                        301           164           138           182           164            127
                                           ------------------------------------------------------------------    ------------
        Total fixed charges                   44,835        44,655        48,302        51,778        48,571         31,476
   Preferred stock dividends *                 4,949         4,926         4,773         4,704         4,838          3,734
                                           ------------------------------------------------------------------    ------------

   Total fixed charges and preferred
     stock dividends, as defined           $  49,784     $  49,581     $  53,075     $  56,482     $  53,409      $  35,210
                                           ==================================================================    ============




Earnings, as defined:
   Net income                              $  93,058     $ 102,766     $ 103,823     $ 106,273     $ 122,588      $ 108,456
   Add:
   Federal and state income tax
     provisions                               54,476        59,273        54,720        53,568        67,267         61,328
   Fixed charges, as above                    44,835        44,655        48,302        51,778        48,571         35,210
                                           ------------------------------------------------------------------    ------------

        Total earnings,
          as defined                       $ 192,369     $ 206,694     $ 206,845     $ 211,619     $ 238,426      $ 204,994
                                           ==================================================================    ============
Ratio of earnings to combined fixed
 charges and preferred stock dividends          3.86          4.17          3.90          3.75          4.46           5.82
                                           ==================================================================    ============



The  Selected  Financial  Information  of the  Company set forth above as of September 30, 1997 is unaudited.
* Preferred stock dividends were increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.


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